NO ACT

PE 1-8-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10013710

January 29, 2010

Received SEC
JAN 2 9 2010
Washington, DC 20549

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-29-10

Re: Comcast Corporation
Incoming letter dated January 8, 2010

Dear Mr. Aaronson:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to Comcast by Sarah Stranahan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sarah Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 8, 2010

The proposal relates to executive compensation.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(b). You represent that the proponent owns Comcast Class A Special Common Stock and that such class does not possess any voting rights, including the right to vote on the proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." We note that the proponent appears to have failed to supply, within 14 days of receipt of Comcast's request, documentary support indicating that she held the minimum amount of securities entitled to be voted on the proposal for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

William H. Aaronson

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 8, 2010

Re: ***Shareholder Proposal Submitted by Sarah Stranahan***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (collectively, the "**2010 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Sarah Stranahan (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2010 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2010 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 9, 2010. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2010 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on December 4, 2009. In the letter accompanying the Proposal, the Proponent represented that she was the beneficial owner of at least $2,000 worth of the Company's common stock, had held the shares for at least one year and intended to hold the shares through the date of the Company's 2010 annual meeting. The Proponent also enclosed written proof of such holdings from the record holder, which is attached hereto as Exhibit B. However, the written proof from the record holder stated that the Proponent owns Comcast Class A Special Common Stock (CMCSK), which, unlike Comcast Class A Common Stock (CMCSA), does not possess any voting rights, including the right to vote on the Proposal.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "**Notice of Deficiency**") by Federal Express to the Proponent on December 11, 2009, which is attached hereto as Exhibit C, requesting that she provide the necessary proof of ownership of voting stock required by Rule 14a-8(b)(2) within 14 calendar days of her receipt of the Company's request. On December 14, 2009, the Company received an email from the Proponent, which is attached hereto as Exhibit D, where the Proponent stated that she was "unaware that [she] owned a non-voting class of stock." On December 15, 2009, the Company responded to the Proponent's email, which is attached hereto as Exhibit E, requesting that the Proponent formally withdraw the Proposal in light of her ownership of non-voting common stock. The Company has received no further correspondence from the Proponent to date. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2010 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: Sarah Stranahan

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter St., 2nd Floor
Boston, MA 02108

Arthur R. Block
Comcast Corporation

EXHIBIT A

December 4, 2009

[by FAX to Corporate Secretary 215-286-7400 and by email to audit_committee_chairman@comcast.com and Meghan_odonnell@comcast.com]

Mr. Arthur R. Block
Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block,

I, Sarah Stranahan, holder of **XXX** shares of the Comcast Corporation, hereby submit the enclosed resolution to be included in the 2010 Proxy Statement and considered at the upcoming annual meeting of shareholders. The resolution requests that the Board Compensation Committee review the company's executive compensation policies and produce a report by October 1st, 2010. I believe that such a report is consistent with the company's new approach towards executive compensation practices as stated in the 2009 proxy statement.

The attached proposal is submitted for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the general Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I or another representative will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112; mlapham@responsiblewealth.org. Please also CC any email correspondence to Tim Smith at tsmith@bostontrust.com. I look forward to further discussion.

Sincerely,

Sarah Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

cc: Mike Lapham, Program Director, Responsible Wealth
Tim Smith, Senior Vice President, Walden Asset Management/ US Trust

Pay Disparity at Comcast

Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting that the compensation system incentivized excessive risk-taking.

In a Forbes article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that, "compensation policies will prove to be quite costly—excessively costly—to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the-top that they have skewed the standards for what's reasonable." That study also found that CEO pay may be high even when performance is mediocre or dismal.

In 2008, Federal Appeals Court Judge Richard Posner stated that, "executive pay is out of control and the marketplace cannot be trusted to rein it in." Legislative attempts to address executive compensation include the Excessive Pay Shareholder Approval Act, which mandates that no employee's compensation may exceed 100 times the average compensation paid to all employees of a given company unless at least 60% of shareholders vote to approve such compensation.

A 2008 piece in BusinessWeek revealed that, "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each [in 2007]." It also noted that an S&P 500 CEO had to work, on average, approximately 3 hours in 2007 "to earn what a minimum wage worker earned for the full year."

A September 2007 study of Fortune 500 firms showed that top executives' pay averaged $10.8 million the previous year, or more than 364 times the pay of the average U.S. worker. Another study by the Economic Policy Institute found that between 1989 and 2007, average CEO pay rose by 163% while the wages of the average worker in the United States rose by only 10%.

RESOLVED: shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the report include –

1. A comparison of the total compensation package of senior executives and our employees' median wage in the United States in July 2000, July 2004 & July 2009.

2. An analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend.

3. An evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) are "excessive" and should be modified to be kept within reasonable boundaries.

4. An explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to "more reasonable and justifiable levels" and whether Comcast should monitor this comparison going forward.

EXHIBIT B

To Whom It May Concern,

Be advised that in our capacity as corporate trustee for trusts under the authority of Sarah Secor Stranahan, we presently beneficially hold the following shares of Comcast Corp:

1,450.00	CMCSK	Comcast Corp

These shares are held in our street name, Local & Company. Should you have any questions regarding registration or other matters, please don't hesitate to contact me or one of my associates copied above.

Julie Brotje Higgins, Ph.D., CFA
Partner
THE TRUST COMPANY *of Toledo*, N.A.

1.419.494.9289

Please consider the environment before printing this email.

EXHIBIT C

Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 11, 2009

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2010 Proxy Statement**

VIA EMAIL AND OVERNIGHT MAIL

Sarah Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

Dear Sarah Stranahan:

I refer to your letter dated December 4, 2009 proposing that the Board of Directors of Comcast "review the company's executive compensation policies and produce a report by October 1st, 2010".

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

The proof of ownership submitted in connection with your letter states that you own shares of Comcast Class A Special Common Stock (CMCSK). This class of stock does not possess any voting rights and accordingly may not be used to satisfy the eligibility requirements under Rule 14a-8. To be eligible to submit your proposal, you must own the requisite amount of Comcast Class A Common Stock (CMCSA), which does possess voting rights.

You may prove your ownership of the requisite amount of Comcast Class A Common Stock in one of two ways, by submitting to the company (i) a written statement from the "record" holder of the securities verifying that, at the time you submitted your proposal, you continuously held the requisite amount of such securities for at least one year or (ii) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, along with a written statement by you that you continuously held the required number of shares for the one-year period as of the date of the statement.

Pursuant to Rule 14a-8, if we do not receive from you the necessary proof of ownership of Comcast Class A Common Stock within 14 calendar days of your receipt hereof, we will not be able to consider your proposal for inclusion in Comcast's 2010 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in our proxy.

A copy of Rule 14a-8 is enclosed for your reference. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Brian Wolfe
Davis Polk & Wardwell

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter St., 2nd Floor
Boston, MA 02108

EXHIBIT D

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 14, 2009 2:16 PM
To: Pascale, Julie
Subject: Re: Comcast Corporation // Proposal from Sarah Stranahan

Julie,

I am sorry for any inconvenience I might have caused COMCAST. I was unaware that I owned a non-voting class of stock. I hope that my request that COMCAST's report on trends in executive compensation relative to the compensation of hourly employees and that COMCAST consider defining "excessive" compensation, will be communicated to the Compensation Committee of COMCAST"s board. My colleagues at United for a Fair Economy and Walden Capital and I would welcome an opportunity to talk to them aboutestablishing appropriate executive compensation.Thank you for your support and prompt response to my inquiries,

Sarah Stranahan

-----Original Message-----
From: Pascale, Julie <Julie_Pascale@Comcast.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: mlapham@responsiblewealth.org; tsmith@bostontrust.com; Aaronson, William H. <william.aaronson@davispolk.com>; Wolfe, Brian <brian.wolfe@davispolk.com>
Sent: Fri, Dec 11, 2009 12:25 pm
Subject: Comcast Corporation // Proposal from Sarah Stranahan

Ms. Stranahan:

Pursuant to our phone conversation, attached please find the letter from Arthur R. Block regarding your shareholder proposal.

The original letter will be sent to you by overnight courier for your receipt on Monday, December 14, 2009.

A copy of the letter will also be sent to Mr. Lapham.

Thank you.

Julie S. Pascale | Senior Corporate Paralegal | Comcast Corporation
One Comcast Center, 51st Floor | Philadelphia, PA 19103-2838 | 215.286.7867 | julie_pascale@comcast.com

EXHIBIT E

From: Pascale, Julie [Julie_Pascale@comcast.com]
Sent: Tuesday, December 15, 2009 2:02 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Heller, Jennifer; Aaronson, William H.; Wolfe, Brian
Subject: RE: Comcast Corporation // Proposal from Sarah Stranahan

Ms. Stranahan:

Thank you for your email and for your interest in our company. We will consider submitting your request to the Compensation Committee. In order to save us the time, effort and expense of filing a formal no action letter with the SEC to exclude your proposal on the basis that you do not own voting stock, we would appreciate it if you could respond to this email with a simple statement withdrawing your proposal. Again, we appreciate you taking the initiative to share your concerns with us.

Julie S. Pascale | Senior Corporate Paralegal | Comcast Corporation
One Comcast Center, 51st Floor | Philadelphia, PA 19103-2838 | 215.286.7867 | julie_pascale@comcast.com

---

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 14, 2009 2:16 PM
To: Pascale, Julie
Subject: Re: Comcast Corporation // Proposal from Sarah Stranahan

Julie,

I am sorry for any inconvenience I might have caused COMCAST. I was unaware that I owned a non-voting class of stock. I hope that my request that COMCAST's report on trends in executive compensation relative to the compensation of hourly employees and that COMCAST consider defining "excessive" compensation, will be communicated to the Compensation Committee of COMCAST"s board. My colleagues at United for a Fair Economy and Walden Capital and I would welcome an opportunity to talk to them aboutestablishing appropriate executive compensation.Thank you for your support and prompt response to my inquiries,

Sarah Stranahan

-----Original Message-----
From: Pascale, Julie <Julie_Pascale@Comcast.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: mlapham@responsiblewealth.org; tsmith@bostontrust.com; Aaronson, William H. <william.aaronson@davispolk.com>; Wolfe, Brian <brian.wolfe@davispolk.com>
Sent: Fri, Dec 11, 2009 12:25 pm
Subject: Comcast Corporation // Proposal from Sarah Stranahan

Ms. Stranahan:

Pursuant to our phone conversation, attached please find the letter from Arthur R. Block regarding your shareholder proposal.

The original letter will be sent to you by overnight courier for your receipt on Monday, December 14, 2009.

A copy of the letter will also be sent to Mr. Lapham.

Thank you.

Julie S. Pascale | Senior Corporate Paralegal | Comcast Corporation